UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1	Media Release dated May 14, 2007

2	Speech by President and CEO — Phey Teck-Moh

3	Speech by Ho Tuck-Chuen, Chief Financial Officer

4	The Company’s unaudited financial statements for the quarter ended March 31, 2007

5	Management’s discussion and analysis for the quarter ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

Media Release

This press release should be read in conjunction with the Company’s Management Discussion & Analysis and 6-K financial documents.

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.5314 to US$1.00. [Conversion rate as at 31 March 2007 from the Federal Reserve Bank of New York.]

Pacific Internet Reports Record Revenues of US$32M

in First Quarter 2007

Corporate Business revenue up 21%, contributing 81% of total revenues

First Quarter 2007 Financial Highlights

(vs. First Quarter 2006)

•	Record revenues of US$32.4M, up 10%

•	Higher net income of US$1.7M, up 9%

•	Corporate Business customer sales up 21%; 81% of total revenues

•	By product line:

-	Access Services revenue up 8%; Leased Line revenue up 64%

-	IP Services revenue up 17%, and up contribution to 23% of total sales; Voice service up 9% and Hosting/Hosted services up 53%

•	Operational efficiency drove revenue per employee up 12%

•	Cash and cash equivalents at US$39.9M at the end of 31 Mar 2007

SINGAPORE, 14 May 2007 — Pacific Internet Limited (NASDAQ:PCNTF) (“PacNet” or the “Company”), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, started fiscal year 2007 with record high revenues for the quarter ended 31 March 2007, increasing 10% to US$32.4 million. The Company also reported a net income of US$1.7 million during the quarter, up 9% compared to the same quarter in 2006.

The Company’s Corporate Business, which grew 21% during the quarter, is its main growth engine, contributing 81% of total sales in the same period. This revenue growth followed continuing increase in the corporate business customer base. During the latest quarter, customer base increased by 3% to 116,648 corporate customers.

The success in the Corporate Business drove the growth in three major product lines, Broadband, IP Services and Leased Line, which grew 3%, 17% and 64% respectively in the first quarter of 2007. Corporate Broadband, which is 76% of total Broadband revenue, grew 8%. More than 95% of IP Services revenues are from Corporate Business.

The monthly average revenue per user (ARPU) for subscribers has grown by 21% to US$35. This is an average ARPU made of corporate monthly ARPUs of US$76 and consumer monthly ARPUs of $10.

Operational efficiency also contributed to growth in net income. Despite an increase in staff cost, staff cost as a percentage of revenue was down 2% to 28% from the same period last year. On an annualized basis, revenue per employee improved by 6% from about US$135,000 in full-year 2006.

Mr. Phey Teck-Moh, President and CEO of the Company said, “I am pleased to report that we are executing our transformational strategy. We have announced the deployment of a wireless broadband (WiMAX) network in the Philippines; and expanded our IP services portfolio. Voc@l, our voice service, is now available in five markets. Our sales capability has stepped up with the winning of significant contracts. The evidence of this is in the subscriber base and ARPU growth. At the same time, our operational efficiency has improved.

“Asia Pacific is experiencing tremendous growth in broadband. Pacific Internet is transforming at the right time in the right space. We will continue to invest to strengthen our position in this exciting market. Pacific Internet today is a different company from a year ago. There is renewed energy and vigor. Our execution has sharpened. Despite the shareholder changes and actions, the management and employees of Pacific Internet are committed to maximizing shareholder value and remain focused at serving our customers by increasing the value we bring to them,” said Mr. Phey.

Summary of Results

Table 1: Selected Financial Data

	Three Months Ended 31 March
	2007 (US$’000)	2006 (US$’000)	Variance
REVENUES:
Access Services:	23,024	21,356	8%
— Broadband	14,145	13,742	3%
— Leased Line	6,339	3,877	64%
— Dial-Up	2,540	3,737	(32%)
IP Services:	7,386	6,335	17%
— Voice	3,110	2,853	9%
— Hosting/Hosted	2,073	1,353	53%
— Security	491	480	2%
— Roaming	335	515	(35%)
— Others	1,377	1,134	21%
Travel (Commission) and Others:	1,945	1,692	15%
Total Revenues	32,355	29,383	10%
Corporate Business Revenue	26,230	21,731	21%
Consumer Business Revenue	6,125	7,652	(20%)
Cost of Sales	17,096	14,454	18%
Operating Expenses	14,255	13,372	7%
Net Income	1,681	1,538	9%

Table 2: Customer Base

Country Operations	Corporate Business Base				Corporate Business Total	Consumer Total (Broadband, Dial-Up & IP Services)	Grand Total
	Broadband	Leased Lines	Dial-Up	IP Services
Singapore	7,849	611	6,853	919	16,232	83,532	99,764
Australia	11,680	298	177	24,556	36,711	36,350	73,061
Hong Kong	13,277	190	41,890	4,045	59,402	24,030	83,432
Philippines	175	199	206	2,018	2,598	51,477	54,075
Malaysia	2	63	5	25	95	—	95
Thailand	481	535	152	163	1,331	2,182	3,513
India	—	145	—	134	279	3	282

	Group’s Customer Base (As at 31 March 2007)
Grand Total	33,464	2,041	49,283	31,860	116,648	197,574	314,222

	Group’s Customer Base (As at 31 March 2006)
Grand Total	31,699	1,851	53,516	26,312	113,378	256,175	369,553
Variance	6%	10%	(8%)	21%	3%	(23%)

Notes:

•

Corporate Business subscriber base continues to grow in line with the Group’s focus in this segment. In Q1 2007, Corporate Business subscriber base grew 3% over the same quarter in the previous year. Total subscriber base reduction was primarily due to decline in the Dial-Up segment, which is in line with Consumer market trend.

•	Corporate customers with multi-site access deployment are counted as one single subscriber.

Revenues

The three months ended 31 March 2007 recorded net revenues of US$32.4 million, a 10% increase compared to the same period in 2006. The higher revenues were primarily contributed by higher sales from Leased Line, Corporate Broadband and IP Services, and the consolidation of financial results from the Company’s Thailand operations (consolidated from the third quarter of 2006). This growth is partially offset by low Dial-up revenue.

The Corporate Business segment grew revenue by 21% from the same quarter last year. This contributed 81% of total revenues, compared to 74% in the first quarter of 2006.

Access Services. The Access Services business remains a dominant revenue-driving segment, contributing 71% of total revenues during the quarter. With the exception of the Dial-Up segment, which declined 32% during the quarter, Broadband and Leased Line both experienced growth (3% and 64% respectively). Broadband is the largest revenue contributor at 44% of total revenues, of which 76% are contributed by the Corporate business segment.

IP Services: The IP Services grew 17% from the same quarter in 2006. Its share of the total revenues also increased to 23%. The Corporate Business segment contributed 95% of the IP Services revenues during the quarter in line with the Company’s focus in the Corporate Business. Voice revenue contributed 42% of total IP Services revenues; Hosted Services contributed 28%; Security Services contributed 7% and Roaming contributed 5%. Other services contributed the remaining 18% of IP Services revenues.

Operating Costs and Expenses

Total operating expenses, excluding cost of sales were US$14.3 million, reflecting an increase of 7% compared to the same quarter last year. The increase was due to an increased in staff cost and general and administrative expenses.

Cost of sales for the quarter increased 18% to US$17.1 million compared to last year as the Company provides more higher-bandwidth Internet access services in line with market demand and development.

Staff cost for the quarter increased 4% to US$9.0 million compared to the same period last year. Staff cost as a percentage of revenues was 28% for this quarter compared to 30% for the same quarter last year. Revenue per employee for the quarter increased to US$35,752 from US$31,904, a 12% improvement compared to the corresponding period last year. On an annualized basis, revenue per employee improved by 6% from about US$135,000 in full-year 2006.

Other General and Administrative (G&A) Expenses, consisting mainly of traveling expenses, office expenses, and professional fees increased by 27% to US$3.3 million from the same quarter last year. The increase was mainly due to increased expenses as a result of the consolidation of the Company’s operations in Thailand.

Earnings

Higher revenues and the Group’s cost efficiencies contributed to the earnings growth during the quarter. Net income for the quarter was US$1.7 million, a 9% increase compared to the same period last year.

Cash Position

The Group’s cash position remained strong with cash and cash equivalents and fixed deposits of US$39.9 million. Cash generated by operating activities was US$1.6 million. This was offset by the outflow of US$0.8 million in investing activities, primarily for the acquisition of fixed assets. Cash inflow from financing activities amounted to US$0.2 million.

Business Highlights for First-Quarter 2007

•	Million-dollar accounts - Won million-dollar accounts in Singapore as sales capabilities increased. This is the first wins of such scale in the Company’s history.

•

Government tender - Won a tender by the Australian Victorian State Government to provide Government-wide Internet services. The win gives the Company exclusive opportunity to seek new contracts in the provision of Internet services with a number of Victorian Departments for the rest of 2007. PacNet was also named one of four Internet service providers to have Victorian Government preferred supplier status for the next three years.

•

WiMAX in the Philippines – The Company announced a plan to roll out WiMAX services in Philippines. This is a US$12M investment that will provide WiMAX compliant access services initially in Metro Manila.

•

Launch of Voice Service, PacNet Voc@l – Launched commercial voice service in India, Singapore, the Philippines and Thailand, and trials in Hong Kong. The Company is on track to roll out the service on a regional basis.

•

Industry award – The Company’s Australian subsidiary won the 2007 Australian Telecommunications User Group (ATUG) award for ‘Best Communications Solution - Small Business’. This award recognized Pacific Internet’s IP private network solution incorporating the Company’s flagship product, SecureSite. This is the fourth industry award the Australian operations has received during the past two years for products and services purpose-built for the Small and Medium sized Businesses market.

Conference Call and Web Cast

PacNet will host a conference call to discuss the results:

US Eastern Time:	14 May 2007 @ 8.30 a.m.
Singapore Time:	14 May 2007 @ 8.30 p.m.

Dial-in numbers:	US:	(800) 289-0529 (US Toll Free)
	International:	+1-913-981-5523 (International)

Replay telephone nos.:	US:	888-203-1112
	International	+1-719-457-0820

The pass code is 4054286

The call will also be webcast “live” at: www.pacnet.com/investor/

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data and voice services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investors/Analysts Contact	Media Contact
Mervin Wang	Bernard Ho
Investor Relations	Corporate Communications
Mobile: (65) 9798 6077	Mobile: (65) 9782 3393
mervin.wang@pacific.net.sg	bernard.ho@pacific.net.sg

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Exhibit 1

First-Quarter 2007 Earnings Conference Call

14 May 2007

Speech by President and CEO

Phey Teck-Moh

Good day everyone. Thank you all for joining us on this conference call.

I am pleased to report that we have started 2007 on a good note. We are progressing with our business transformation and today’s results are clear indication of this progress.

Overview of Financial Results

First, let me touch on our financial results.

We showed an increase for both revenues and profits during the first quarter. Quarterly revenues were at record high, increasing 10% to US$32M. We also achieved a net income of almost US$2M during the quarter, which is an improvement of 9% compared to the first quarter of 2006.

This improvement was contributed by increased sales of our Leased Line, Broadband and IP Services, and the consolidation of the financial results from our operations in Thailand.

What’s worth highlighting is the continuing strengthening of our Corporate Business customer segment. The segment is the Company’s primary growth segment at 81% of total sales. In Q1, we further improved the revenue growth year-on-year by 21% and we added more corporate business accounts to our base.

The success in the Corporate Business is driving the growth in three of our product lines – Broadband, Leased Line and IP Services. Across the region, we continue to see enterprises increasing their demand for higher-bandwidth access services to support their business expansion. In particular, the IP Services offerings continue to do well with a 17% growth in Q1, and now contributes 23% of our total business. These upward trends are in line with our own findings in the PacNet IP Index survey. I am pleased we made the investment ahead of competition to understand our customers’ needs better. Our product rollout map is now ready to tap on these positive trends.

I’ll let Tuck Chuen discuss the specific financials later.

Other progress

We have also made much progress on other fronts:

•

On wireless, we recently announced that we would invest US$12M in building a wireless broadband infrastructure in the Greater Metro-Manila area. We have commenced the work to deploy our wireless broadband (WiMAX) network in the Philippines. By owning our infrastructure we can achieve lower cost of sales and better margins. We will be able to strengthen our position among the leading Internet service providers in the country and offer the widest choice of broadband services, as well as more value-added IP services to both corporate and consumer customers.

•

On Voice, we have expanded our IP services portfolio with Voc@l. PacNet Voc@l is now available in five markets, including Singapore, India, the Philippines, Thailand and Hong Kong. We are on track to roll this out to the remaining countries.

•

Our sales capability has stepped up with the winning of significant contracts in recent months. For example, during the first quarter, we won several million-dollar and higher value multi-site contracts. This is a result of our effort in increasing our capabilities of our sales team and processes in the last several months. The evidence of this achievement is in our subscriber base and ARPU growth. ARPU has increased by an average of 21% year on year.

•

Our operational efficiency has improved and contributed to our net income growth. Despite an increase in staff cost, staff cost as a percentage of revenue was down 2% to 28% from the same period last year. On an annualized basis, revenue per employee improved by 6% from about US$135,000 in full-year 2006.

As you can see, our progress in our strategic plan is evident during Q1. We will focus our efforts and resources to execute our plan to benefit our customers and shareholders further.

Connect Holdings Tender Offer

I would now like to now spend some time on the tender offer by Connect. Just to keep you updated on the status:

On 12 January 2007, Connect announced a pre-conditional voluntary general offer to acquire all the issued ordinary shares in the capital of Pacific Internet. Further, On 11 April, Connect announced that it is proceeding with a voluntary conditional general offer and on 2 May dispatched an Offer to Purchase in respect of the Offer to all registered holders of Shares of Pacific Internet.

The Board of Directors of Pacific Internet have appointed KPMG Corporate Finance as independent financial adviser to the directors of PacNet who are considered independent for the purposes of evaluating the Offer. The appointment is mandatory under the Singapore Code of Take-overs and Mergers. The Independent Directors are currently reviewing the Offer.

A circular containing the recommendations of the Independent Directors and the advice of KPMG Corporate Finance to the Independent Directors will be sent to Shareholders no later than 16 May 2006.

This Circular will advise the Shareholders:

1.	whether the Independent Directors recommend acceptance or rejection of the Offer, express no opinion and remain neutral toward the Offer or are unable to take a position with respect to the Offer, and

2.	the reasons for the position taken by the Independent Directors with respect to the Offer or the inability to take a position

In the meantime, Shareholders are advised to exercise caution when dealing in their Shares or otherwise taking any action in relation to their Shares which may be prejudicial to their interests, until they have considered the information and the recommendations of the Independent Directors, as well as the advice of KPMG Corporate Finance set out in the Circular.

We will keep you updated on all developments through our company announcements.

Conclusion

We would like to remind you in spite of the present events, we always place shareholders and customers at the center of our considerations, and maintain a normal course of business and solidify our business foundation.

Asia Pacific is experiencing tremendous growth in broadband. Pacific Internet is transforming at the right time in the right space. We will continue to invest to strengthen our position in this exciting market. The Pacific Internet today is a different Company from a year ago. There is renewed energy and vigor throughout the organization. Our execution has sharpened. Despite the shareholder changes and actions, the management and employees are committed to maximizing shareholder value and remain focused at serving our customers by increasing the value we bring to them.

I would like to now turn the call over to Tuck Chuen. Thank you.

# # #

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.

Exhibit 2

First-Quarter 2007 Earnings Conference Call

14 May 2007

Speech by Ho Tuck-Chuen, Chief Finance Officer

Thank you, Teck Moh, and thank you all for joining us on the call this morning. It’s my pleasure to present our first quarter financial performance for 2007.

I will be commenting on the main components of our business and financial indicators. As a reminder, all figures are in U.S. dollars.

Overview of Results

Q1 marked a good start to 2007, with an increase of our revenues and profits by 10% and 9% respectively compared with the same quarter last year.

Let me now discuss on the key financial indicators:

Total revenue for the quarter was US$32.4M, 10% more than the US$29.4M in Q1 of 2006.

Net income for the quarter was US$1.7M compared to U$1.5M last year. This represents a growth of 9%.

Higher revenues, and our cost efficiencies contributed to the earnings growth during this quarter.

Business Performance Metrics

Let me now brief you on the key corporate business performance metrics for the quarter. As seen in the previous several quarters, our corporate business has been contributing better revenues and is also increasing revenue per account.

•	Corporate business revenues grew by 21% compared with the same quarter last year, contributing 81% of this quarter’s total revenues, compared with 74% in Q1 of 2006;

•	In terms of subscribers, corporate customer base increased by 3% over the same period last year to 116,648. Corporate business sub base is now 37% of total sub base compared to 31% a year ago.

•

In the Corporate Broadband segment, revenue grew 8% year-over-year, driven by our continuing penetration in the small-and-medium sized business market. Corporate Broadband made up 76% of our total Broadband access revenues. A year ago, it was 72%.

•	In the Leased Line segment, revenue was up 64% year-on-year, and increased its contribution in the Access suite of services from 18% to 28%.

•

In IP Services, of which about 95% of the revenues are from the Corporate Business, year-on-year growth was healthy at 17%. Specifically, Voice services contributed 42% of IP Services revenues; Hosted services, 28%; Security, 7% and Roaming, 5%.

ARPU

Let us now look at ARPUs. While ARPU for the consumer broadband continues to be under pressure, the Company has increased ARPU for the corporate accesses services and IP services.

Corporate broadband monthly ARPU improved slightly to US$108, Leased Line monthly ARPU improved from US$1,174 in Q1 last year to US$1,254 this quarter. IP Services also improved from US$61 to US$72.

Operating Expenses

In terms of Operating Expenses, excluding Cost of Sales, OPEX was US$14.3M million, an increase of 6.6% compared to last year. The increase was due to a 4% increase in staff cost as we strengthened our regional business and voice business teams, and as we consolidated our Thai operations; and an increase of 27% in Other General and Administrative expenses as we consolidated our operations in Thailand.

Cash Position

Finally, let’s look at the cash position. PacNet continued to preserve its strong liquid financial position by maintaining cash and cash equivalents and fixed deposits of US$39.9M as of March 31, 2007.

I will now open the floor for questions.

# # #

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of March 31, 2007

With Comparative Amounts from December 31, 2006

	Dec 31, 2006 S$’000	Mar 31, 2007 S$’000	Mar 31, 2007 US$’000
Cash and cash equivalents	57,786	59,381	38,776
Fixed deposit with financial institution	2,447	1,758	1,148
Accounts receivable—net	38,333	31,000	20,243
Other receivables	7,330	9,724	6,350
Inventories	503	366	239

Total current assets	106,399	102,229	66,756
Investments	39	39	25
Fixed assets and website development costs—net	19,007	19,090	12,466
Goodwill and intangible assets—net	36,671	36,778	24,016
Other non-current assets	4,476	2,897	1,892

Total non-current assets	60,193	58,804	38,399

TOTAL ASSETS	166,592	161,033	105,155

Bank borrowings	20	18	12
Accounts payable	16,279	13,082	8,543
Other payables	38,051	32,495	21,219
Current portion of capital lease obligations	196	165	108

Total current liabilities	54,546	45,760	29,882
Capital lease obligations, less current portion	102	73	48
Other non-current and deferred liabilities	2,035	1,902	1,242

Total non-current liabilities	2,137	1,975	1,290
Minority interest	1,141	1,208	789
Shareholders’ equity
Ordinary shares	114,143	114,526	74,785
Additional paid-in capital and deferred compensation	16,093	16,115	10,523
Accumulated deficit and other comprehensive income	(21,468)	(18,551)	(12,114)

Total shareholders’ equity	108,768	112,090	73,194

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	166,592	161,033	105,155

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In Singapore Dollars)

	Quarter Ended		Year To Date Mar 31,
	Mar 31, 2006 S$’000	Mar 31, 2007 S$’000	2006 S$’000	2007 S$’000
Revenues
Dial up access	5,723	3,889	5,723	3,889
Broadband access	21,044	21,662	21,044	21,662
Leased line access	5,938	9,708	5,938	9,708
IP services/Value added services	9,702	11,311	9,702	11,311
Commission revenues	1,818	2,164	1,818	2,164
Other revenues	773	815	773	815

Total net revenues	44,998	49,549	44,998	49,549
Cost of sales	22,135	26,181	22,135	26,181

Gross profit	22,863	23,368	22,863	23,368
Other operating costs and expenses
Staff costs	13,280	13,758	13,280	13,758
Sales & marketing	1,123	955	1,123	955
Other general & administrative	3,950	5,004	3,950	5,004
Depreciation & amortization	1,904	2,052	1,904	2,052
Allowance for doubtful accounts receivable	222	59	222	59

Total other operating costs and expenses	20,479	21,828	20,479	21,828
Operating income	2,384	1,540	2,384	1,540
Other income (expenses)
Net interest income	427	481	427	481
Net (loss) gain on foreign currency	(308)	321	(308)	321
Gain on disposal of fixed assets	7	5	7	5
Equity in gain of unconsolidated affiliates	383	338	383	338
Others	94	596	94	596

Total other income	603	1,741	603	1,741
Income before income taxes and minority interest	2,987	3,281	2,987	3,281
Provision for income taxes	(625)	(657)	(625)	(657)

	2,362	2,624	2,362	2,624
Minority interest in gain of consolidated subsidiaries	(28)	(47)	(28)	(47)

Income before extraordinary item	2,334	2,577	2,334	2,577
Extraordinary item	20	—	20	—

Net income	2,354	2,577	2,354	2,577

Net income from continuing operations per share—basic	$0.1750	$0.1862	$0.1750	$0.1862

Net income per share—basic	$0.1750	$0.1862	$0.1750	$0.1862

Net income from continuing operations per share—diluted(1)	$0.1702	$0.1810	$0.1702	$0.1810

Net income per share—diluted(1)	$0.1702	$0.1810	$0.1702	$0.1810

Weighted average number of shares outstanding—basic	13,451,416	13,829,003	13,451,416	13,829,003

Weighted average number of shares outstanding—diluted(1)	13,830,430	14,227,161	13,830,430	14,227,161

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In US Dollars)

	Quarter Ended		Year To Date Mar 31,
	Mar 31, 2006 US$’000	Mar 31, 2007 US$’000	2006 US$’000	2007 US$’000
Revenues
Dial up access	3,737	2,540	3,737	2,540
Broadband access	13,742	14,145	13,742	14,145
Leased line access	3,877	6,339	3,877	6,339
IP services/Value added services	6,335	7,386	6,335	7,386
Commission revenues	1,187	1,413	1,187	1,413
Other revenues	505	532	505	532

Total net revenues	29,383	32,355	29,383	32,355
Cost of sales	14,454	17,096	14,454	17,096

Gross profit	14,929	15,259	14,929	15,259
Other operating costs and expenses
Staff costs	8,672	8,984	8,672	8,984
Sales & marketing	733	624	733	624
Other general & administrative	2,579	3,268	2,579	3,268
Depreciation & amortization	1,243	1,340	1,243	1,340
Allowance for doubtful accounts receivable	145	39	145	39

Total other operating costs and expenses	13,372	14,255	13,372	14,255
Operating income	1,557	1,004	1,557	1,004
Other income (expenses)
Net interest income	279	314	279	314
Net (loss) gain on foreign currency	(201)	210	(201)	210
Gain on disposal of fixed assets	5	3	5	3
Equity in gain of unconsolidated affiliates	250	221	250	221
Others	61	389	61	389

Total other income	394	1,137	394	1,137
Income before income taxes and minority interest	1,951	2,141	1,951	2,141
Provision for income taxes	(408)	(429)	(408)	(429)

	1,543	1,712	1,543	1,712
Minority interest in gain of consolidated subsidiaries	(18)	(31)	(18)	(31)

Income before extraordinary item	1,525	1,681	1,525	1,681
Extraordinary item	13	—	13	—

Net income	1,538	1,681	1,538	1,681

Net income from continuing operations per share—basic	$0.1143	$0.1216	$0.1143	$0.1216

Net income per share—basic	$0.1143	$0.1216	$0.1143	$0.1216

Net income from continuing operations per share—diluted(1)	$0.1111	$0.1182	$0.1111	$0.1182

Net income per share—diluted(1)	$0.1111	$0.1182	$0.1111	$0.1182

Weighted average number of shares outstanding—basic	13,451,416	13,829,003	13,451,416	13,829,003

Weighted average number of shares outstanding—diluted(1)	13,830,430	14,227,161	13,830,430	14,227,161

(1)	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Mar 31, 2007, which was S$1.5314 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Quarter Ended March 31, 2007

With Comparative Amounts from March 31, 2006

	Quarter Ended Mar 31,
	2006 S$’000	2007 S$’000	2007 US$’000
OPERATING ACTIVITIES
Net income for the period	2,354	2,577	1,681
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliated	(383)	(338)	(221)
Depreciation and amortization	1,904	2,052	1,340
Gain on disposal of fixed assets	(7)	(5)	(3)
Allowance for doubtful accounts receivable	198	26	17
Bad Debts written off	24	33	22
Minority interest	28	47	31
Deferred income tax (benefit) provision	(36)	268	175
Amortization of deferred compensation	427	22	14
Extraordinary item	(20)	—	—
Changes in non-cash working capital items:
Accounts receivable	1,961	7,273	4,749
Prepaid expenses and other assets	(432)	(817)	(533)
Inventories	(154)	137	89
Accounts payable	1,944	(3,217)	(2,101)
Other payables / receivables	(6,412)	(5,666)	(3,700)

Cash provided by operating activities	1,396	2,392	1,560

INVESTING ACTIVITIES
Acquisition of fixed assets	(2,482)	(1,917)	(1,252)
Proceeds from sale of fixed assets	13	4	3
Fixed deposit with maturity more than 90 days	(250)	689	450
Additional interest acquired in a subsidiary	(972)	—	—

Cash used in investing activities	(3,691)	(1,224)	(799)

FINANCING ACTIVITIES
Bank repayments	(1,566)	(2)	(1)
Capital lease obligations	(91)	(60)	(39)
Proceeds from issuance of ordinary shares	730	383	250
Additional capital injection from minority interest	—	20	13

Cash (used in)/provided by financing activities	(927)	341	223

(Decrease)/Increase in cash and cash equivalents	(3,222)	1,509	984

Cash and cash equivalents at beginning of period	58,421	57,786	37,734

Effect of exchange rate changes on cash and cash equivalents	(209)	86	58

Cash and cash equivalents at end of period	54,990	59,381	38,776

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

Basis of Presentation

The accompanying un-audited consolidated financial information has been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into the US dollar amounts at the exchange rate of S$1.5314 to US$1.00. [Conversion rate as at 31 March 2007 from the Federal Reserve Bank of New York.]

In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.

Business Overview

Pacific Internet Limited is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. We provide Internet protocol (IP) based data and voice services to businesses and individuals in Asia Pacific. We are one of the most established Internet Service Providers (ISP) in the region, having started in 1991 as TechNet, a research and development computer network for academics’ use at the National University of Singapore.

In 1995, the then Sembawang Group, a diversified Singapore conglomerate, planned the introduction of Internet access in Singapore and the Asian region after noting the significant progress made in the US in this industry. It established a holding entity SembMedia that eventually purchased TechNet and commercialized its services in September 1995 when it launched Pacific Internet Corporation Pte Ltd.

In line with our strategy to expand regionally, we established our presence in Hong Kong in 1996 through an acquisition. We commenced our Philippines operations in 1997 and formally acquired an equity stake in the local partner in 1998. Our Australian operations started with the acquisition of two ISPs in 1999. By 2000, further acquisitions of Australian ISPs brought our presence to six major cities in Australia. Pacific Internet India, a joint venture unit of the Company, was launched in 1999, and operates in major Indian cities today. In 2000, we made another acquisition in Thailand and officially launched Pacific Internet Thailand in the same year. In 2002, we set up our operations in Malaysia. Today, we have direct presence in seven countries namely Singapore, Australia, Hong Kong, India, The Philippines, Thailand and Malaysia.

We launched our initial public offering of shares on 5 February 1999 on NASDAQ, at a price of US$17 per share. On 20 May 1999, the Company and our then major shareholders sold a total of 2,125,000 shares at a price of US$51.4375 per share as a second offering.

Although our range of products and services has grown, for more than a decade, we have been in the same business of helping companies, large and small, and consumers in Asia Pacific leverage the Internet to improve their business and daily life. Our core business is on IP based communications and solutions. Unlike many of our domestic competitors, we are not part of any telecommunications companies (telcos), and as such do not have restriction on our choices to work with best-of-breed solutions partners to provide innovative and cost efficient services to our customers.

Over the years, we have built a network infrastructure that enables the Group to target major Asia Pacific cities, which have high demand and growth potential for these IP based services. Currently, we deliver our services to businesses and consumers through a regional network of more than 30 points of presence (“POP”) in seven markets and have established international carrier relationships

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

that create a reliable global coverage. Our systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group with stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

We believe we are a leading regional IP services provider in Asia Pacific that has the capability and experience in providing a one-stop service for multinational corporations (MNCs), small-and-medium businesses (SMBs) and regional network services providers, among other entities with regional Internet communications requirements. We have a strong consistent track record in serving these regional customers, helping them link up their points of presence in multiple countries and sites directly, shielding them from the complexities of managing local telcos.

Industry Background

The Asia-Pacific region is the world’s largest regional Internet market. According to a Frost and Sullivan research, the Internet subscriber compound annual growth rate from 2004 to 2008 in China, Indonesia and India, is expected to be 25.8%, 54.4% and 48.0% respectively.

Driving the Internet growth in the region is broadband. With the continuing growth of broadband in the region, and the convergence of voice, video and data on the Internet Protocol platform, there are opportunities for service providers to offer Internet-based communications solutions to both businesses and individuals. These services include Voice over Internet Protocol (VoIP), web conferencing and Internet storage, among others, and they allow businesses and individuals to leverage the Internet to perform their activities more cost efficiently, securely and reliably.

This growing trend of maximizing usage on access line is key for Internet service providers in the region, especially with intensifying competition. Incumbent telecommunications companies (telcos) who have infrastructure advantage against the Internet Service Providers continue to dominate the market. Market consolidation in the ISP space sees only larger-scale ISPs with economies of scale surviving and constantly innovating ISPs competing more effectively against telcos.

Revenue Sources

We derive revenues from three principal sources:

Access Services — These comprise of dial-up, broadband (DSL and cable modem) and leased line access services.

IP Services — This is formerly known as Value Added Services. We have renamed this business IP Services from the third quarter of 2006 to reflect the growth of this suite of services, which will also include services that are not dependent on our Access offerings. Included in this IP Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services.

Travel Commission — We own a travel business branded Safe2Travel, which is one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.

Miscellaneous Revenues — In addition, we also record miscellaneous revenues, which include network services and system integration revenues.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

We employ a number of pricing structures for our Internet access packages. For dial-up access, we typically employ a two-tiered pricing scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. We believe that this pricing strategy encourages more efficient use of the Group’s international bandwidth. Our leased line customers are billed using a fixed monthly rate, which does not vary with usage levels. IP Services can be billed both on fixed monthly subscription and on usage basis.

Corporate Goals and Strategic Plan

Tripling of revenues by 2010.

In May 2006, we announced a five-year strategic plan to transform our business into an IP-based Communications and Solutions Provider. Our announced goal is to triple our revenues to US$330 million by 2010. In 2005, our total revenues were about US$110 million.

Our growth strategy has three key strategic thrusts: expanding our geographic footprint; exploiting technologies to enhance connectivity solutions; and increasing business revenues from IP-based Services.

•

Expanding our geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances. The objective is to expand this footprint to leverage our expertise into unexplored markets and to capitalize on the growing communications demands of SMBs expanding their operations across Asia-Pacific. Through this expansion strategy, we intend to grow the size of our corporate customer base across the region over the next five years. Our exploration of mergers and acquisitions and partnership opportunities to increase our geographic footprint and coverage is an ongoing process.

•

Exploiting technologies to enhance connectivity solutions, in particular, wireless broadband. We intend to offer wireless broadband access to our customers wherever commercially viable. Wireless Broadband is an alternative last mile access method, which is one applied technology that will enable the Group to reduce its dependence upon telcos for last mile access. The plan also recognizes that the advent of “disruptive” technologies as the emerging new Worldwide Interoperability for Microwave Access (WiMAX) that are poised to dramatically change the info-communications landscape are well-suited to companies like PacNet, which are not constrained by large investments in legacy telecommunications systems nor tied to integrated telco group structures.

•

Increasing business revenues from IP-based Services (over and above Internet access revenues). We will continue to target IP Services such as Voice over Internet Protocol (VoIP), including hosted VoIP PBX services for the SMBs; managed security (including anti-spam, anti-virus, anti-spyware, network firewall and VPN solutions); and applications and web hosting services as demand for these services are expected to increase.

Our core strengths are a strong brand; broad geographic presence with direct operations in seven markets in the Asia Pacific region; economies of scale on international connectivity; scalable and reproducible business model with network management and billing systems; good penetration and knowledge of the SMB customer needs; cohesive and strong management team; sound financial discipline and control systems; and solid financial resources. This is evidenced by 21 consecutive quarters (including the three months ended 31 March 2007) of positive net income. Building on these strengths, we aim to grow our revenue by expanding our geographic reach and broadening our range of service offerings.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

We are able to differentiate ourselves because:

•	We are a leading regional Internet services provider in the Pan-Asian region capable of providing synergized and consistent service standards across the region

•	We are the only regional Internet services provider with full-fledged domestic operations, facilities, customer base, operating licenses and last-mile access in our countries of presence

•

We are able to provide one-stop services to regional customers. We believe we can do this better than our competitors because of our direct presence in multiple markets, strong international peering with multiple carriers, flexible billing capabilities and full local support abilities

•	We manage a telco-independent regional IP network designed and built with redundancies

Summary of Results

Selected Financial Data:

	Three Months Ended 31 March
	2007 (US$’000)	2006 (US$’000)	Variance
REVENUES:
Access Services:	23,024	21,356	8%
—Broadband	14,145	13,742	3%
—Leased Line	6,339	3,877	64%
—Dial-Up	2,540	3,737	(32%)
IP Services:	7,386	6,335	17%
—Voice	3,110	2,853	9%
—Hosted	2,073	1,353	53%
—Security	491	480	2%
—Roaming	335	515	(35%)
—Others	1,377	1,134	21%
Travel (Commission) and Others:	1,945	1,692	15%
Total Revenues	32,355	29,383	10%
Corporate Business Revenue	26,230	21,731	21%
Consumer Business Revenue	6,125	7,652	(20%)
Cost of Sales	17,096	14,454	18%
Operating Expenses	14,255	13,372	7%
Net Income	1,681	1,538	9%

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

Key Operating Statistics

The following table represents our subscriber base by geographic areas and by product lines:

Country Operations	Corporate Business Base				Corporate Business Total	Consumer Total (Broadband, Dial-Up & IP Services)	Grand Total
	Broadband	Leased Lines	Dial-Up	IP Services
Singapore	7,849	611	6,853	919	16,232	83,532	99,764
Australia	11,680	298	177	24,556	36,711	36,350	73,061
Hong Kong	13,277	190	41,890	4,045	59,402	24,030	83,432
Philippines	175	199	206	2,018	2,598	51,477	54,075
Malaysia	2	63	5	25	95	—	95
Thailand	481	535	152	163	1,331	2,182	3,513
India	—	145	—	134	279	3	282

	Group’s Customer Base (As at 31 March 2007)
Grand Total	33,464	2,041	49,283	31,860	116,648	197,574	314,222

	Group’s Customer Base (As at 31 March 2006)
Grand Total	31,699	1,851	53,516	26,312	113,378	256,175	369,553
Variance	6%	10%	(8%)	21%	3%	(23%)

Notes:

•

Corporate Business subscriber base continues to grow in line with the Group’s focus in this segment. In Q1 2007, Corporate Business subscriber base grew 3% over the same quarter in the previous year. Total subscriber base reduction was primarily due to decline in the Dial-Up segment, which is in line with Consumer market trend.

•	Corporate customers with multi-site access deployment are counted as one single subscriber.

The following table represents the monthly average revenue per user (ARPU) by product lines:

	Monthly Average Revenue Per User (ARPU) Three Months Ended 31 March
	2007 (US$)	2006 (US$)
Dial-Up (Consumer)	5	5
Broadband (Consumer)	29	31
Dial-Up (Corporate)	3	5
Broadband (Corporate)	108	107
Leased Line	1,254	1,174
IP Services/Value Added Services	72	61

Note:

•

Monthly Average Revenue Per User (ARPU) for each period is based on different consolidated subscriber base. A higher subscriber base in a period can result in a relatively lower monthly ARPU when compared to another period with a lower subscriber base.

•	ARPU computation includes revenue and subscriber base from unconsolidated affiliates

Consolidated Results

Revenue

The three months ended 31 March 2007 recorded net revenues of US$32.4 million, a 10% increase compared to the same period in 2006. The higher revenues were primarily contributed by higher sales from Leased Line, Corporate Broadband and IP Services, and the consolidation of financial results from the Company’s Thailand operations (consolidated from the third quarter of 2006). This growth is partially offset by low Dial-up revenue.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

The Corporate Business segment grew revenue by 21% from the same quarter last year. This contributed 81% of total revenues, compared to 74% in the first quarter of 2006. Corporate customer base grew 3% to 116,648 during the quarter. PacNet plans to continue to focus on the higher-margin Corporate Business to drive future growth.

Access Services.    Our Access Services business remains a dominant revenue segment, contributing 71% of total revenues in the quarter ended 31 March 2007. Access Services revenues grew 8% compared to the quarter ended 31 March 2006. With the exception of the Dial-Up segment, which declined 32% during the quarter, Broadband and Leased Line both experienced growth (3% and 64% respectively). Broadband is the largest revenue contributor at 44% of total revenues of which 76% are contributed by the Corporate business segment.

IP Services.    Our plan is to accelerate the growth of our IP Services in alignment with our transformation to become a leading IP-based Communications and Solutions Provider in Asia Pacific. The IP Services business continues its growth, growing 17% to reach US$7.4 million from the same quarter in 2006. Its share of the total revenues also increased to 23%. The Corporate Business segment contributed 95% of the IP Services revenues during the quarter in line with our focus in the Corporate Business.

The Voice business in Australia was the main contributor to the overall IP Services growth. Other key contributors are Singapore’s hosted services and sales of cross border connectivity services from Hong Kong to China.

During the three months ended 31 March 2007, Voice revenue was US$3.1 million, contributing 42% of total IP Services revenues; Hosted Services was US$2.1 million (28% of IP Services); Security Services was US$0.5 million (7% of IP Services) and Roaming was US$0.3 million (5% of IP Services).

Travel Commission.    Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

Safe2Travel earned total commission revenue of US$1.4 million, representing 6% of its gross ticket sales of US$23.1 million for the quarter.

Although the commission revenue is recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payables to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group’s balance sheet relative to its revenues and cost of sales.

As of 31 March 2007, Safe2Travel’s gross accounts receivables and accounts payables were US$9.2 million and US$2.7 million respectively.

Miscellaneous Revenues.    For the quarter, miscellaneous revenues were US$0.5 million. This is flat compared to the same quarter last year.

Operating Expenses

Cost of Sales.    Our cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group’s modem pool.

Cost of sales for the quarter increased 18% to US$17.1 million compared to US$14.5 million last year as we provide more higher-bandwidth Internet access services in line with market demand and development.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

Staff Cost.    Our staff cost for the quarter increased 4% to US$9.0 million compared to US$8.7 million in the same period last year. The increase is due to the strengthening of our regional business and voice business teams, and as we consolidated the Thai operations. This is in line with the strengthening of our resources to execute our strategic plan.

Staff cost as a percentage of revenues was 28% for this quarter compared to 30% for the same quarter last year.

Headcount (excluding associate operations in India and Thailand) as at the end of 31 March 2007 was 905 employees, which was 2% lower than the same period last year. Revenue per employee for the quarter increased to US$35,752 from US$31,904, a 12% improvement compared to the corresponding period last year. On an annualized basis, revenue per employee improved by 6% from about US$135,000 in full-year 2006.

Other General and Administrative (G&A) Expenses.    G&A expenses consist mainly of traveling expenses, office expenses, professional and consultancy fees. It increased by 27% to US$3.3 million from the same quarter last year.

The increase was mainly due to increased expenses as a result of the consolidation of our operations in Thailand.

Other income/(expenses).    This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain and loss in foreign exchange, interest income earned and others.

Total other income for the quarter was US$1.1 million compared to US$0.4 million in the same period last year. We recorded a gain of US$0.2 million from foreign currency compared to a loss of US$0.2 million due to the strengthening of Thai Baht against Singapore currency (the Company’s functional currency).

Earnings

For the quarter ended 31 March 2007, net income was US$1.7 million, a 9% increase compared to the same period last year.

Higher revenues and the Group’s cost efficiencies contributed to the earnings growth during the quarter.

Liquidity and Capital Resources

As at 31 March 2007, we held cash and cash equivalents and fixed deposits of US$39.9 million.

Operating and Investing Activities.    The Group generated US$1.6 million of cash through operating activities in the first three months of 2007. This was offset by the outflow of US$0.8 million in investing activities, primarily for the acquisition of fixed assets.

Financing Activities.    Cash inflow from financing activities amounted to US$0.2 million. We received US$0.3 million during the first quarter of the year from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans. This was offset by capital lease obligations and bank repayments.

We anticipate that our cash and cash equivalents on hand and expected positive cash flows from our operations will be adequate to satisfy our working capital and capital expenditure requirements based on the current levels of our operations.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

Proposed Takeover by Connect Holdings Limited

On May 2, 2007, Connect Holdings Limited (“Connect”) commenced a voluntary conditional general offer (“Offer”) to acquire all the issued ordinary shares in the capital of PacNet, other than those already held by Connect for a purchase price of US$10.00 per Share in cash, without interest. (The Company notes however that when Connect announced on January 12, 2007 its intention to make this Offer upon the receipt of certain approvals, the Offer was stated to be in respect of all the issued ordinary shares in the capital of PacNet, other than those already held by Connect, its related corporations or the respective nominees of Connect or its related corporations.)

Connect’s Offer is subject to a number of conditions (the “Minimum Tender Conditions”) including a minimum tender condition. The minimum tender condition requires the tender of a sufficient number of Shares such that Connect will own more than 50% (including the Shares held by Connect) of our issued and outstanding Shares as of the final expiration of the Offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date). Connect currently holds 4,121,287 Shares which represent 29.78% our issued and outstanding Shares as of March 31, 2007, and has an irrevocable undertaking from Vantage Corporation Limited (“Vantage”) pursuant to which Vantage has agreed to tender its remaining 1,629,373 Shares in the Offer. The Offer will expire on June 7, 2007 unless it is extended by Connect.

If the Offer is successful, PacNet will become a subsidiary of Connect, and Connect will effectively be able to control our management, policies and business by controlling the composition of our Board of Directors, approving significant corporate transactions, including mergers and acquisitions and the sale of all or substantially all of our assets. We refer you to Connect’s Offer to Purchase which can be found at www.sec.gov with regard to Connect’s reasons for making the Offer and its plans for PacNet if the Offer is successful.

In connection with the Offer, we will be required to incur certain expenses including, but not limited to, legal, consulting and accountants’ fees. These expenses may be significant and may have an adverse impact on our profitability.

Business Risks

The following are some key business risks facing the Company in the course of our operations. For a full description of the Company’s “Risk Factors”, please refer to the Annual Report filed on Form 20F with the United States Securities Exchange Commission on 30 June 2006.

Our industry is highly competitive. Our current and prospective competitors include many large and established companies that have greater financial, marketing, infrastructure and other resources than we do. Our key competitors in the Internet access business are primarily major telecommunications carriers or affiliates of major telecommunications carriers and ISPs in each of the countries in which we have operations. We are not affiliated with any major telecommunications carrier. However, several of our competitors or their affiliates are often also suppliers of upstream telecommunications services upon which our services are dependent. As such, we may be more vulnerable than our competitors to pricing pressures as well as any anti-competitive measures, which may be undertaken by such suppliers.

The marketing and pricing decisions of our competitors significantly affect us. Increased competition in the industry has caused significant downward pricing pressure across all market segments. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to compete effectively. We may also be forced to reduce prices to stay competitive with our competitors in order to keep existing customers or to attract new customers. If we are forced to reduce our prices, our profit

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

margins will decrease. This may have a materially adverse impact on our financial condition and results of operations.

Any decline in our customer retention levels or our prices may adversely affect our revenues and profitability. Our new customer acquisition costs are substantial relative to the monthly fees we charge to our customers. Accordingly, our long-term success largely depends on our retention of existing customers. While we continue to invest significant resources in our infrastructure and technical and customer support capabilities, it is relatively easy for Internet users to switch to competing providers. Consequently, our investments may not help customer retention. Any significant loss of customers will substantially decrease our revenues and cause our business to suffer.

As a result of competitive pricing pressures in the market for Internet services, we have in the past reduced the prices we charge our Internet customers. We expect that continued price pressures may cause us to reduce prices further in order to remain competitive, and such further price reductions could adversely affect our results of operations unless we can lower our costs commensurately with such price decreases.

We are dependent on third-party suppliers that are important to our business. We rely extensively on regional and local telecommunications carriers as well as other service companies in the countries in which we operate to provide data communications capacity across various mediums. We are subject to potential disruptions in the services provided by these third-party suppliers and may have no means of replacing these services on a timely basis, or at all, in the event of a disruption. Any disruption in the services provided by these third-party suppliers would result in a disruption of our services, which could cause our subscribers to switch to one of our competitors.

We are also dependent on suppliers of various hardware components that we use in providing our services. Although some of these components can be obtained from more than one source, if any supplier fails to supply components and products in a timely manner, and at the quantity and quality levels that we require, we may experience significant difficulty in providing services to our customers. In such instances, our brand name and reputation may be adversely affected.

In addition, our margins are highly sensitive to variations in prices for services and products we obtain from third parties. Our business could be harmed if these third-party suppliers increase the prices they charge us. There can be no assurance that our third-party suppliers will not enter into exclusive arrangements with our competitors or stop selling or leasing their services or products to us, or that they will continue to provide their services on commercially acceptable price terms, any of which could have a material adverse impact on our business and results of operations.

If we fail to keep pace with technological changes and evolving industry standards, our business and operating results may be materially adversely affected. Our present and proposed products and services are designed for Internet users. The Internet industry is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, uncertain levels of demand and frequent new service and product introductions. The Internet industry is also subject to concerns about consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use.

Our future success depends in part on our ability to effectively exploit leading technologies and to continually enhance our in-house technical expertise in order to provide innovative and superior services to our customers. If we are unable to successfully exploit these technologies our ability to introduce new products and services to the market in a timely manner may be compromised, and our competitive position may be weakened. Keeping up with technological advances will be expensive, and it is possible we will lack the necessary resources to do so.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

If we are unable to expand, enhance and protect our network infrastructure and security systems, our business could be adversely affected. Our success is highly dependent on our ability to develop, maintain and enhance the long-term reliability of our network. In order to cater to the needs of our customers and retain and grow our customer base, we must continually expand and improve our network infrastructure and associated security systems, which could require substantial financial, operational and management resources. In the event that we are unable to expand and enhance our network infrastructure and security systems on a timely basis to meet our customers’ changing requirements or to meet evolving industry standards, our results of operations and our competitive position may be adversely affected and our ability to grow may be limited.

We must protect our network infrastructure against fires, earthquakes, power losses, telecommunications failures, computer viruses, security breaches, and similar events. The occurrence of a natural disaster or other unanticipated problems at our network operations center may cause interruptions in the services we provide. Because we lease our lines from third-party telecommunications carriers, we are dependent upon these companies for physical repair and maintenance of the leased lines. The failure of our telecommunications providers to provide the data communications capacity we require or to repair or maintain the lines we lease could lead to interruptions in the services we provide. Not all the companies within our Group have comprehensive natural disaster and consequential business interruption insurance. Any damage or failure that causes interruptions in the service we provide could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates may materially and adversely affect our operating results. A significant portion of our revenues is received in Singapore dollars. We also collect a substantial potion of our revenue in Hong Kong dollars, Australian dollars, Philippine pesos, Malaysian ringgit, Thai baht and Indian rupees. Certain of our international transmission capacity charges, and from time to time purchase orders for equipment may be denominated in U.S. dollars. Our revenues and expenses are translated to Singapore dollars as our reporting currency. As a result, any significant fluctuation in these currencies relative to the Singapore dollar could adversely affect the value of our accounts receivable or accounts payable and could have a material adverse effect on our results of operations. We do not use any hedging instruments to protect against fluctuations in foreign currency exchange rates. Our financial position or results of operations may be adversely impacted in the future due to fluctuations in exchange rates or economic turmoil in the markets where we conduct business.

Compliance with changing corporate governance and public disclosure regulations may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations set forth by the U.S. Securities and Exchange Commission (“SEC”) and NASDAQ rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

In November 2002, the EITF reached a consensus on Issue No. 00-21—Revenue Arrangement with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group considered the provisions of Issue No. 00-21 and concluded that the impact of the adoption did not have material effect on the Group’s Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Goodwill represents the excess of the purchase price of acquired businesses and companies over the fair value of the net assets acquired. Goodwill is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed below. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings. The below update is as of 7 May 2007.

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004.

On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of January 15, 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until March 24, 2006, to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs have appealed the Court’s decision. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and discovery has commenced. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing the District Court’s order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions. Plaintiffs filed a petition for rehearing and rehearing en banc of the Second Circuit’s decision, which the appellate court denied on April 6, 2007. The District Court had ordered a stay of all proceedings, including consideration of the proposed settlement, pending a decision from the Court of Appeals regarding plaintiff’s petition. Now that the Court of Appeals has denied plaintiffs’ petition, it is uncertain how the case will proceed, although the District Court has kept the stay in place for now, and the outcome of the Second Circuit’s decision will likely impact the final approval of the proposed Settlement in its current form.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers are not be subject to, although all discovery was stayed until the Second Circuit’s ruling on plaintiffs’ petition for rehearing. The selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Second Circuit’s ruling concerning its December 5, 2006 opinion will likely impact the proposed Settlement as well as plaintiffs’ case against the Company. However, the Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the case proceeds or the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit and therefore, no accrual has been made. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995”, some of these may be identified by the use of words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 31 March 2007

verbs such as “will”, “would”, “should”, “could”, “may” and “might”. The Group has made forward-looking statements with respect to the following, among others:

•	projected capital expenditures, expansion plans and liquidity;

•	development and growth of additional revenue sources;

•	development and maintenance of profitable pricing programs; and

•	outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.